                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003
                         -------------------------------

                       Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                 (Translation of Registrant's Name into English)

                                Indosat Building
                          Jalan Medan Merdeka Barat, 21
                            Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X        Form 40-F
                                   -----                -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes             No   X
                                  -----          -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .)
                                                  ------

[Company logo appears here]           Contact: Corporate Communications Division
                                               Phone    +62 21 3869614/30001340
                                               Fax      +62 21 3804045
                                               e-mail   investor@indosat.com
                                                        --------------------
                                               www.indosat.com

For immediate release:

  INDOSAT REPORTS FULL YEAR 2002 BUSINESS AND FINANCIAL RESULTS WITH INCREASING
                           CONTRIBUTION FROM CELLULAR

Jakarta, 9 April 2003. PT Indosat Tbk ("Indosat" or "the Company") today released its consolidated full year 2002 business and financial results. The Company booked Operating Revenue for Year 2002 amounting to Rp 6.767 trillion and Operating Income of Rp 1.912 trillion. Net Income after accounting for minority interests in subsidiaries was Rp 336.3 billion as a results of Other-expenses such as Goodwill Amortisation, Interest Expense, Provision for Doubtful Interest Receivable from Convertible Bonds, Adjustment of Account Receivable-trade from PT Telkom and Interest on Tax Instalments due to Cross Ownership Transaction.

For full year 2002, Cellular Revenue contributed 48.3% to the total Indosat's consolidated operating revenues. International Calls, MIDI, and other services contributed 31.6%, 18.7%, and 1.4%, respectively. In full year 2001 the services contributed 34.4%, 42.0%, 21.5%, and 2.1% respectively. It shows that cellular continued to drive the Company's revenue growth which is in line with the Company's strategy to become "a Cellular focused Full Network and Services Provider".

The above audited financial figures were prepared in accordance to the Indonesian Generally Accepted Accounting Principles. Indosat will submit a report describing the significant differences between the generally accepted accounting principles in Indonesia with those in the United States of America (US GAAP) as well as the effects of those differences on net income and stockholders' equity on a separate report at the time the Company files its annual report on form 20-F with the US SEC.

The Company's audited financial figures for year ended December 31, 2002 includes the consolidation of Satelindo's audited financial results while for year ended December 31, 2001 includes equity method for Satelindo starting January 1 until May 30, 2001 after acquired 22.5% shares of Satelindo from PT Telkom and includes consolidation for Satelindo from June until 31 December 2001 after acquired additional 45% shares of Satelindo from Bimagraha. As a result, financial figures for years ended December 31, 2002 and 2001 are not directly comparable.

On consolidation level, the Company recognized cellular revenues in net amount of interconnection expense or using the net method for all cellular revenues earned under revenue sharing agreements of Satelindo and for IM3 with other telecommunication providers. Most of Satelindo and IM3's agreements with other telecommunication providers are under revenue sharing agreements. However, the Company is aware that on Satelindo level, cellular revenues under revenue sharing agreements is still recognized in gross amount in its audited report.

Income and Earning Analysis

Strong Operating Revenue

Cellular revenues in full year 2002 of Rp 3.272 trillion become a significant contribution for the Company as a result of significant net additional subscribers of 1,665,651 or growth 87% during 2002 from Satelindo and IM3 cellular business.

International calls revenues contributed Rp 2.138 trillion in 2002 with total IDD minutes of 718.7 million during 2002 or 5.4% increase, showing a stable revenue despite continues increase competition in local market.

While MIDI services shows a higher contribution of Rp 1.263 trillion in 2002 as a result of stable growth of corporate services.

Increase Operating Expenses after Consolidation

For full year 2002, depreciation, other cost of services, personnel, compensation, general & administrative, maintenance, leased circuit and marketing expenses contributed to 35.5%, 15.1%, 14.2%, 12.6%, 9.4%, 6.2%, 4.0%
and 3.1% of the total operating expenses respectively.

Depreciation of Rp 1.724 trillion in 2002 is mainly due to significant capital expenditure especially in cellular businesses expansion and additional fixed assets as a result of Satelindo acquisition.

Other cost of services of Rp 735.9 billion in 2002 is mainly due to expenses for SIM Cards, Voucher and Frequency Fees of its cellular businesses.

Personnel expenses of Rp 687 billion in 2002 is mainly driven by additional employees in subsidiaries, bonus, and annual Feast Day allowances.

As a result , the Company booked the operating income of Rp 1.912 trillion with a 28.3% operating margin in 2002, while in 2001 the operating income of Rp 1.829 trillion with a 35.6% operating margin. The EBITDA 2002 is Rp 3.636 trillion or 53.7% EBITDA margin while in 2001 EBITDA was Rp 2.841 trillion or 55.3% EBITDA margin.

Increase other expenses due to non cash expenses

Other income (expense) increase significantly to (Rp 640.6) as a result of offsetting interest income and foreign exchange gain to other non operating expenses namely amortization of goodwill, interest expense, provision for doubtful interest receivable from Convertible Bond, Adjustment of account receivable trade from PT Telkom expense and other expenses.

Interest income of Rp 822.3 billion is mainly from interest on time deposit accounts in state and foreign banks that the Company holds during the whole year 2002 and interest income from Convertible Bond of CTPI, while Interest expense of Rp 566.9 billion is incurred through Satelindo's debts, Indosat's bonds and US$ loan, and from IM3's syndicated loan.

Foreign exchange gain of Rp 393.8 billion is mainly from Satelindo's US$ and other foreign currencies denominated debts revaluation at year end 2002 as Rupiah appreciated against US$ and other currencies during the year of 2002.

Goodwill Amortization Expense amounting to Rp 753.5 billion mainly represented amortization of Goodwill from the acquisition of 100% equity interest in Bimagraha in May 2001 in the amount of Rp 2.728 trillion and Goodwill from the acquisition of 25% equity interest in Satelindo in June 2002 in the amount of Rp
2.055 trillion which were amortized over a period of 5 years using straight line method. On December 31, 2002 Goodwill-net of amortization was Rp 3.712 trillion.

There is also provision for doubtful interest receivable from Convertible Bonds amounting to Rp 287.8 billion from Convertible Bonds of PT Cipta Televisi Indonesia.

Adjustment of account receivable trade from PT Telkom amounting to Rp 118.0 billion was a result of reconciliation of account receivable balance until December 31, 2002.

Others-net was mainly due to Interests on Tax Instalments due to Cross Ownership Transaction amounting to Rp 137.5 billion and Allowance for Decline in Value of Investment amounting to Rp 50.0 billion.

In year 2002, Indosat also recorded Equity in Net Income of Associated Companies amounting to Rp 72.3 billion as a contribution from subsdiaries' net income (equity method) mainly MGTI.

Net income of Rp 336.3 billion

The company recorded Income Before Tax amounting to Rp 1.344 trillion in 2002. While Income Tax for year 2002 was recorded in the amount of Rp 774.4 billion comprised Current Income Tax of Rp 245.9 billion and Deferred Income Tax of Rp
528.5 billion, hence Indosat recorded Net Income of Rp 336.3 billion in year
2002.

Current Status of Borrowing and Capital Expenditures

Indosat has fully funded its acquisition of 25% shares Satelindo from DT and US$ 75 million equity injection for Satelindo following the acquisition, paid its tax liabilities on cross ownership transaction to the tax authority in the amount of Rp 2.9 trillion during the year 2002, and financed all capital expenditures all the Company and its Group made during the year 2002. All of these cash outflows or investing activities were financed by internally and operationally generated funds, payments from Telkom, and the Company's and its Group's financing activities.

The Group's total borrowing status are as follows :

Borrowing Status

Facility              Amount      Maturity             Interest Rate
--------------------------------------------------------------------
                                INDOSAT
--------------------------------------------------------------------
Bond I                                                        18.50%
(billion)           Rp 1,000          2006              and Floating
--------------------------------------------------------------------
Bond II                                              Various (Fixed,
(billion)           Rp 1,250          2007                  Floating
                                                             Revenue
                                                            Sharing)
--------------------------------------------------------------------
BNI US$
Loan                  US$ 75      Aug 2007
Facility
(Million)                                              Libor + 6.15%
--------------------------------------------------------------------
BCA
US$
Loan                  US$ 40      Dec 2007                Time Dep +
Facility                                                        5.9%
(Million)
--------------------------------------------------------------------
                            SATELINDO & IM3
--------------------------------------------------------------------
Sat-C                                                           2003
Various                                                 Libor + 2.5%
(Million)                                                       2004
                   US$ 380.0       By 2006              Libor + 4.5%
                                                                2005
                                                        Libor + 5.0%
                                                                2006
                                                        Libor + 5.5%
--------------------------------------------------------------------
IM3                              2005 (30%)
(Billion)           Rp 1,150     2006 (30%)               Approx 19%
                                 2007 (40%)
--------------------------------------------------------------------

The company's capital expenditure in 2002 is as follows :

Capital Expenditure                            FY 02A (Rp billion)
-------------------                            -------------------
Fixed Access, MIDI                                     390
Backbone                                               140
Support System                                          20
Cellular                                             3,400
Total                                                3,950


The Company expects that the planned capital expenditures to be made during 2003 and beyond can be financed by internally generated funds. The future capital expenditures plan has been made in accordance with and by considering the Company's current and future debts covenants.

Transformation Plan towards Cellular Focused FNSP

To execute its strategy, Indosat had embarked the following initiatives during 4Q-2002

Launched Indosat Transformation Plan

In the effort to prepare an organization, management and business operations of the "New Indosat" a Transformation program was launched involving participants from all Indosat Group Companies. Hay Group/AT Kearney were appointed as the strategic management consultant for this process & ING as financial advisor.

The development of the transformation plan is expected to be completed by early 2Q 2003. Subsequently, the implementation of the transformation will commence in 2Q 2003 and legal merger is expected to be completed by 3Q 2003.

Common BoC for Satelindo and IM3

A common Board of Commissioners were appointed for both Satelindo and IM3 with Indosat's EVP of Marketing & Sales and EVP of Corporate Development (members of Indosat Board of Director) as Chairman and member of the board respectively.

The BoC set up different committees to oversee specific areas such as network and quality, marketing, finance and human resource and has approved Satelindo and IM3 Budget for 2003 as well as laid out the major direction for the preparation of Integration.

Cellular Integration Plan

Unilateral national roaming for prepaid and postpaid IM3 subscribers to Satelindo's network were finalized as well as preparation for bilateral roaming for postpaid subscribers.

Operational Business Activities
(see yoy operating data comparison as attched)

Strong Cellular Businesses

As of December 31, 2002, Indosat Group's cellular business reported a growth of approximately 87% in number of subscribers compared to the same period last year. As of December 31, 2002, Indosat Group had 3,582,651 subscribers, a net addition of approximately 1,665,651 subscribers during 2002.

In the fourth quarter of 2002, the impact from additional roll-out capacity as well as the establishment of IN Platform supported Satelindo's effort to achieve subscriber base and ARPU target. Satelindo also launched aggressive sales and marketing efforts such as : Matrix Family and Friends (family and friends program for postpaid subscribers), MERIAH or Mentari Berhadiah (affinity program for Mentari dealership and end users), and Mudik Makin Asyik (homecoming promotion program).

Satelindo's blended ARPU was Rp 113,681 for full year 2002. A decline of Satelindo's ARPU compared to last year is due to implementation of free incoming roaming since June 2001 and aggressive expansion of its customer base.

As of December 31, 2002 IM3's subscriber base was 511,276 subscribers, a net addition of 363,276 subscribers in 2002. This was driven by the strong promotional program for prepaid services among IM3 target customers.

                             9M 02                     12M 2002
                             -----                     --------
Subcribers
Satelindo                2,380,080                    3,071,375
  -Postpaid                179,653                      198,623
  -Prepaid               2,200,427                    2,872,752
IM3                        401,278                      511,276
  -Postpaid                 46,751                       42,955
  -Prepaid                 354,527                      468,321
 Total                   2,781,358                    3,582,651

ARPU (Rp)
Satelindo
  -Postpaid                389,000                      386,347
  -Prepaid                  88,854                       88,658
  -Blended                 113,187                      113,681
IM3
  -Blended *               102,991                      102,144

*Gross ARPU (includes interconnection)

Maintaining International Calls Business and Starting Fixed Access Services

In 2002, Indosat's IDD increased 5.4% compared to last year. Total incoming traffic from both Indosat and Satelindo increased due to a higher volume commitment, and "win-back" program. Whilst outgoing traffic of both Indosat and Satelindo decreased due to slower economic growth and increased VOIP activities.

        Traffic
    (in '000 mins)           3Q 02                        4Q 02
    --------------           -----                        -----
Incoming Traffic           107,807                      131,534
Outgoing Traffic            74,436                       65,608
Total Traffic              182,243                      197,136
I/O Ratio                      1.4                          2.0


VoIP Services

Indosat had also launched VoIP service starting with Prepaid Calling Card service ("Global Save"). By end of 2002, Global Save generated 209,250 minutes of which 43% were domestic minutes and 57% were international.

Fixed Line Services

As of December 31, 2002 there were limited number of lines used in Jakarta and Surabaya from 13,000 lines installed. Operations were still limited to Jakarta and Surabaya due to licensing constraints. There are still issues related to interconnection with Telkom and pending resolution of early termination compensation.

Multimedia, Datacom and Internet (MIDI)

Indosat's high speed leased line consistently grew by 16.8% in the 2002 compared the same period last year. Lintasarta's Frame Relay grew 35.2% as customers tend to use more economical corporate services. And Satelindo satellite services shown a stable transponders leased.

Indosat had also finalized the merging PT IndosatCom into PT Indosat Mega Media ("IM2") to strengthen its IP based services.

     Services                        9M 02                  12M 02
------------------------------------------------------------------
                             Indosat
------------------------------------------------------------------

High speed Leased line               1,337                   1,392
(number of circuit)
------------------------------------------------------------------
Frame relay                            695                     642
(number of ports)
------------------------------------------------------------------
                            Lintasarta
------------------------------------------------------------------
High speed Leased line               2,424                   2,342
(number of links)
------------------------------------------------------------------
Frame relay                          3,183                   3,014
(number of ports)
------------------------------------------------------------------
                             Satelindo
------------------------------------------------------------------
Satellite Transponder leased          19.3                    20.9
(number of transponders)
------------------------------------------------------------------

Human Resources

As of December 31, 2002, Indosat Group has a total of 6,256 employees, which comprises of 2,373 employees of Indosat, and 3,883 employees of its consolidated subsidiaries.

In 4Q-2002, Indosat had executed the plan to redeploy employees from various business units into the cellular subsidiaries i.e Satelindo and IM3.

Recent Development

Change of Legal Status

In February 2003, Indosat received the approval from Investment Coordinating Board (BKPM) for the change of legal status to become a Company under Foreign Investment Arrangement (PMA).

In March 21, 2003 Indosat received the approval from the Minister of Justice and Human Rights on the amendment of Articles of Association stipulating the change of legal status to become a Company under Foreign Investment Arrangement (PMA).

Fixed Wireless Services

Indosat announced that following a selection and evaluation process, Indosat selected Mega Asia Consortium as the Partner ("Partner") for Indosat Partnership Program and signed the Heads of Agreement.

Indosat expects to finalize the operating agreement and preparation for the construction of 700,000 fixed wireless line in Jakarta and Surabaya over a period of three years. //

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieve

     PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk
                                AND SUBSIDIARIES
                             BALANCE SHEET (AUDITED)
                        AS OF DECEMBER 31, 2001 AND 2002
             (In Billions of Indonesian Rupiah and Millions of US$)

                                                              CONSOLIDATED
                                                   -----------------------------------
                                                    2001                 2002
                                                   -------       ---------------------
        DESCRIPTION                                  Rp            Rp           US$(1)
        -----------                                -------       -------        ------

   CURRENT ASSETS
      Cash and cash equivalents                    4,637.8       2,831.8         316.8
      Short term investment                                         67.6           7.6
      Account Receivable
         Trade:
            Related parties
               PT Telkom                             527.9         302.2          33.8
               Others                                107.4         178.7          20.0
            Third parties                            686.8         647.5          72.4
      Others Receivable :
         Related Parties - PT Telkom               2,418.8          85.2           9.5
         Third parties                                78.9         116.9          13.1
      Derivative Instruments                          41.9            -             -
      Inventories                                     69.2          72.3           8.1
      Advances                                        11.7          61.9           6.9
      Prepaid Taxes and expenses                     189.6         620.0          69.4
      Other Current Assets                            65.5         156.1          17.5
   Total Current Assets                            8,835.5       5,140.1         575.0


   NON-CURRENT ASSETS
      Due from related parties                        47.5          40.4           4.5
      Deferred Tax Asset                             234.1         123.1          13.8
      Investment in associated companies              91.9         160.2          17.9
      Other Long term Investments                    402.5         273.7          30.6
      Property and equipment - net                 9,468.9      11,759.3       1,315.4
      Goodwill                                     2,410.1       3,711.9         415.2
      Long-term Receivables                          146.5         151.9          17.0
      Long-term prepaid pension                      284.4         286.2          32.0
      Long term advance                              203.0          61.8           6.9
      Other non current assets                       224.3         293.9          32.9
   Total Non-Current Assets                       13,513.2      16,862.3       1,886.2
                                                  --------      --------       -------
TOTAL ASSETS                                      22,348.7      22,002.4       2,461.1
                                                  ========      ========       =======


(1) Translated into dollars based on average buying and selling rate of US$1.00 = Rp 8,940,-which are published by Indonesian Central Bank on December 31, 2002

     PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk
                                AND SUBSIDIARIES
                             BALANCE SHEET (AUDITED)
                        AS OF DECEMBER 31, 2001 AND 2002
             (In Billions of Indonesian Rupiah and Millions of US$)

                                                                                   CONSOLIDATED
                                                                     ---------------------------------------
                                                                       2001                    2002
                                                                     -------           ---------------------
        DESCRIPTION                                                     Rp               Rp           US$(1)
        -----------                                                  -------           ------         ------
   CURRENT LIABILITIES
      Short-term loans                                                   0.5            226.2           25.3
      Account Payable :
         Related parties                                                 3.2              5.7            0.6
         Third parties                                                 201.7            109.0           12.2
      Procurement Payable                                              988.5            936.6          104.8
      Taxes Payable                                                  2,898.3            248.2           27.8
      Accrued Expenses                                                 305.6            375.2           42.0
      Unearned income                                                  225.1            526.9           58.9
      Deposits from customer                                            16.3             12.7
      Derivative Instrument                                              1.1               -
      Current Maturities of Long-term Debt :
         Related parties                                                 5.0              5.0            0.6
         Third parties                                                 813.8            640.0           71.6
      Other Current Liabilities                                         52.4             96.9           10.8
   Total Current Liabilities                                         5,511.6          3,182.5          356.0


   NON-CURRENT LIABILITIES
      Due to related parties                                            10.0             20.7            2.3
      Deferred Tax Liabilities                                         104.2            522.3           58.4
      Long-term debt, net of current maturities :
         Related parties                                                 8.6          1,696.4          189.8
         Third parties                                               2,202.4          1,660.8          185.8
      Bonds Payable                                                  3,324.0          3,957.1          442.6
      Other Non Current Libilities                                     209.3            221.8           24.8
   Total Non-Current Liabilities                                     5,858.5          8,079.2          903.7

   MINORITY INTEREST                                                   239.0            137.4           15.4

   SHAREHOLDERS' EQUITY
      Capital Stock                                                    517.8            517.8           57.9
      Premium on capital stock                                         673.1            673.1           75.3
      Difference in transactions of equity changes in
         associated companies / subsidiaries                           284.2            284.3           31.8
      Differences in value from restructuring
         transactions of entities under common control               4,359.3          4,467.7          499.7
      Difference in foreign currency translation                          -                -              -
      Retained Earning :
         Appropriated                                                   18.5             14.5            1.6
         Unappropriated                                              3,434.2          4,309.8          482.1
         Net income this year                                        1,452.8            336.3           37.6
     Total Retained Earning                                          4,905.4          4,660.6          521.3

   Net Shareholders' Equity                                         10,739.7         10,603.4        1,186.1
                                                                   ---------         --------       --------
 TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                           22,348.7         22,002.4        2,461.1
                                                                   =========         ========       ========


(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 8,940,-which are published by Indonesian Central Bank on December 31, 2002

             PERUSAHAAN PERSEROAN (PERSERO)PT INDONESIAN SATELLITE
                        CORPORATION Tbk AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME (AUDITED)
              FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 & 2002
             (In Billions of Indonesian Rupiah and Millions of US$,
                      except for EPS and Earning per ADS)

                                                                Twelve Months                Twelve Months
                                                              ended December, 31           ended December, 31
                                                          --------------------------     ------------------------    Percentage to
                                                            2001          2002           2001           2002         total revenue
                                                          -------   ----------------     -----     --------------  -----------------
                                                            Rp        Rp        US $      Rp        Rp       US $   Twelve    Three
                                                          -------   -------    -----     -----     -----    -----   months    months
DESCRIPTION                                                  1         2         3         4         5        6    ended Dec 31,2002
-----------                                               -------   -------    -----     -----     -----    -----  -----------------
OPERATING REVENUES
   Cellular                                               1,769.9   3,271.7    366.0     390.8     935.6    104.7     48.3%    50.4%

   International calls                                    2,157.5   2,137.9    239.1     468.6     561.8     62.8     31.6%    30.3%

   Multimedia, Data Communication, Internet ("MIDI")      1,105.1   1,263.0    141.3     241.9     333.0     37.3     18.7%    17.9%

   Other Services                                           105.6      94.4     10.6      19.0      25.8      2.9      1.4%     1.4%

TOTAL OPERATING REVENUES                                  5,138.1   6,767.0    756.9   1,120.2   1,856.3    207.6    100.0%   100.0%

OPERATING EXPENSES

   Depreciation                                           1,011.6   1,723.9    192.8     293.9     462.4     51.7     25.5%    24.9%
   Personnel costs                                          496.3     687.2     76.9     191.0     259.8     29.1     10.2%    14.0%
   Compensation to Telkom & Non Telkom                      597.5     609.6     68.2     136.6     (48.8)    (5.5)     9.0%    -2.6%
   Administration and general                               267.3     454.4     50.8      29.5     168.9     18.9      6.7%     9.1%
   Maintenance                                              286.6     303.0     33.9     106.7     118.8     13.3      4.5%     6.4%
   Leased Circuit                                           133.8     192.2     21.5     (73.7)     91.5     10.2      2.8%     4.9%
   Marketing                                                100.4     148.9     16.7      44.0      55.4      6.2      2.2%     3.0%
   Other costs of services                                  415.8     735.9     82.3     169.4     166.6     18.6     10.9%     9.0%

   TOTAL OPERATING EXPENSES                               3,309.3   4,855.1    543.1     897.4   1.274.7    142.6     71.7%    68.7%

OPERATING INCOME                                          1,828.8   1,911.8    213.9     222.8     581.6     65.1     28.3%    31.3%

OTHER INCOME(EXPENSES)
   Interest income                                          642.1     822.3     92.0     266.7     290.6     32.5     12.2%    15.7%
   Gain (loss) on foreign exchange - net                    524.1     393.8     44.1    (136.1)     17.7      2.0      5.8%     1.0%
   Amortization of goodwill                                (321.2)   (753.5)   (84.3)   (137.7)   (239.2)   (26.8)   -11.1%   -12.9%
   Interest expense                                        (402.5)   (566.9)   (63.4)     (8.8)   (134.1)   (15.0)    -8.4%    -7.2%
   Allowance for doubtful interest receivable from
      convertible bonds                                     (19.7)   (287.8)   (32.2)    (19.7)   (287.8)   (32.2)    -4.3%   -15.5%
   Consultancy fee                                         (259.8)      0.0      0.0      (4.0)      0.0      0.0      0.0%     0.0%
   Adjustment of account receivable trade from Telkom         0.0    (118.0)   (13.2)      0.0    (118.0)   (13.2)    -1.7%    -6.4%
   Others-net                                                14.4    (130.5)   (14.6)    (35.9)    (87.9)    (9.8)    -1.9%    -4.7%

   TOTAL OTHER INCOME(EXPENSES)                             177.4    (640.6)   (71.7)    (75.5)   (558.7)   (62.5)    -9.5%   -30.1%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES                132.3      72.3      8.1     (23.1)     18.1      2.0      1.1%     1.0%

INCOME BEFORE INCOME TAX                                  2,138.4   1,343.5    150.3     124.2      41.0      4.6     19.9%     2.2%

INCOME TAX BENEFIT (EXPENSE)
   Current                                                 (650.5)   (245.9)   (27.5)    (87.7)     61.4      6.9     -3.6%     3.3%
   Deferred                                                 238.3    (528.5)   (59.1)    212.5    (197.9)   (22.1)    -7.8%   -10.7%
   TOTAL INCOME TAX BENEFIT (EXPENSE)                      (412.2)   (774.4)   (86.6)    124.8    (136.5)   (15.3)   -11.4%    -7.4%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
   OF SUBSIDIARIES                                        1,726.3     569.2     63.7     249.0     (95.5)   (10.7)     8.4%    -5.1%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES            (273.5)    (27.1)    (3.0)      0.5      (3.7)    (0.4)    -0.4%    -0.2%

PREACQUISITION INCOME                                         0.0    (205.9)   (23.0)      0.0       0.0      0.0     -3.0%     0.0%

NET INCOME                                                1,452.8     336.3     37.6     249.5     (99.2)   (11.1)     5.0%    -5.3%

BASIC EARNINGS PER SHARE (Rp) & PER ADS (US$)             1,403.0     324.7      0.4     241.0     (95.8)    (0.1)


(a) Translated into dollars based on average buying and selling rate of US$1.00 = Rp 8,940,- which are published by Indonesian Central Bank on December 31, 2002.
(b)  Percentage changes may vary due to rounding.

PT SATELIT PALAPA INDONESIA

CONSOLIDATED BALANCE SHEET

DECEMBER 2002 AND 2001

(in million rupiah)

                                                       DECEMBER 2002         DECEMBER 2001
                                                       -------------         -------------
CURRENT ASSETS

   Cash on hand and in banks
      Affiliates                                             293,132               588,442
      Third Parties                                          502,301               442,797
   Account receivables                                            -                     -
      Trade                                                       -                     -
         Affiliates                                               -                     -
            PT Telkom - Net                                   79,546               110,030
            Others - net                                      80,303                80,121
         Third Parties                                       189,974               150,653
      Others                                                      -                     -
         Third Parties                                         3,504                16,598
   Derivative Instruments                                         -                     -
   Inventory                                                  50,183                40,716
   Prepaid Tax                                                60,678                14,694
   Prepaid expense and other current assets                  102,726                58,811
                                                           ---------             ---------
TOTAL CURRENT ASSETS                                       1,362,348             1,502,862
                                                           =========             =========

NON CURRENT ASSETS

   Due from related parties
      PT Telkom                                                   -                     -
      Others                                                     676                    -
   Deffered Tax Asset                                             -                147,496
   Investment in Associated Company                               -                     -
   Other Long term Investment                                     -                     -
   Fixed Assets - net                                      5,868,620             4,649,886
   Goodwill                                                       -                     -
   Long term receivables                                          -                     -
   Long term prepaid pension - net                                -                     -
   Other current assets
      Restricted Cash                                         34,686                74,552
      Prepaid expenses - long term portion                    80,177               212,381
      Others                                                   9,871                19,454
                                                           ---------             ---------
TOTAL NON CURRENT ASSETS                                   5,994,029             5,103,769
                                                           =========             =========
TOTAL ASSETS                                               7,356,377             6,606,631
                                                           =========             =========

PT SATELIT PALAPA INDONESIA

CONSOLIDATED BALANCE SHEET

DECEMBER 2002 AND 2001

(in million rupiah)

                                                       DECEMBER 2002            DECEMBER 2001
                                                       -------------            -------------
CURRENT LIABILITIES

   Short Term Loans                                               -                        -
   Account payables - trade
      Affiliates                                               1,985                    1,487
      Third Parties                                           14,835                   33,402
   Taxes payables                                            129,311                   30,541
   Accrued Expenses                                          163,590                  190,102
   Unearned revenue                                          493,514                  196,913
   Deposits from Customers - Third                            10,731                   16,286
   Deposits from Customers - Related                              -                        -
   Derivative Instruments                                         -                        -
   Current Maturity of Long Term Debt
      Affiliates
         Government of R.I.                                       -                        -
         Others                                                   -                        -
      Third Parties                                          600,434                  719,240
   Other Current Liabilities
      Third Parties                                          304,033                  228,157
                                                           ---------                ---------
TOTAL SHORT TERM LIABILITIES                               1,718,433                1,416,128
                                                           =========                =========

LONG TERM LIABILITIES

   Due to related parties                                         -                        -
   Deffered tax Liabilities                                  131,655                       -
   Long Term Debt - Net of current maturities
      Affiliates
         Government of R.I.                                       -                        -
         Others                                                   -                        -
      Third Parties
         Obligation under capital lease                           -                        -
         Others                                            2,801,803                4,513,369
   Bond payables                                                  -                        -
   Other non-current liabilities                             153,380                  127,978
                                                           ---------                ---------
TOTAL LONG TERM LIABILITIES                                3,086,839                4,641,347
                                                           =========                =========
MINORITY INTEREST                                                 -                        -

EQUITY
   Capital Stock                                             141,026                  133,333
   Premium on Capital Stock                                       -                        -
   Difference in transactions of equity changes
      in associated companies/subsidi                      2,002,557                1,333,749
   Differences in Value from restructuring
      transactions of entities under comm                         -                        -
   Difference in foreign currency translation                    191                       96
   Retained Earnings
      Apropriated                                                 -                        -
      Unappropriated                                        (918,022)              (1,655,931)
   Net Income - Current                                    1,325,354                  737,909

TOTAL EQUITY                                               2,551,106                  549,157
                                                           ---------                ---------
TOTAL LIABILITIES & STOCKHOLDERS EQUITY                    7,356,377                6,606,631
                                                           =========                =========

PT SATELIT PALAPA INDONESIA

CONSOLIDATED INCOME STATEMENT

DECEMBER 2002 AND 2001

                                                                 DECEMBER 2002         DECEMBER 2001
                                                                 -------------         -------------
OPERATING REVENUE
   International Calls                                                293,544               338,582
   Mobile Phone                                                     3,442,724             2,657,738
   MIDI :                                                                  -                     -
      Global Corporate Service                                             -                     -
      Multimedia                                                           -                     -
      Satelite lease                                                  234,922               294,073
   Others Services :                                                       -                     -
      Global Mobile Service                                               672                    -
      Telegram & Telex                                                     -                     -
      Sales of software                                                    -                     -
                                                                           -                     -
                                                                    ---------             ---------
TOTAL OPERATING REVENUE                                             4,028,136             3,290,393
                                                                    =========             =========
                                                                           -                     -
OPERATING EXPENSES                                                         -                     -
   Compensation to operator telco and service provider:                    -                     -
      Interconnection International                                   189,571               204,427
      Interconnection Cellular                                        475,926               333,310
   Frequensy fees                                                     115,361                56,985
   Deppreciation                                                      912,320               816,757
   Personnel Costs                                                    160,487                89,718
   Administration and General                                         197,055               158,047
   Leased Circuit                                                      34,172                13,274
   Maintenance                                                        182,047               185,369
   Marketing                                                           65,471                34,028
   Other costs of services                                            304,654               185,214
                                                                           -                     -
                                                                    ---------             ---------
TOTAL OPERATING EXPENSES                                            2,637,065             2,077,128
                                                                    =========             =========
                                                                           -                     -
                                                                    ---------             ---------
OPERATING INCOME                                                    1,391,072             1,213,265
                                                                    =========             =========
                                                                           -                     -
OTHER INCOME (EXPENSES)                                                    -                     -
   Gain (Loss) on foreign exchange - net                              516,110              (274,817)
   Interest Income                                                     37,891                46,283
   Interest Expense                                                  (188,093)             (378,508)
   Amortization of Goodwill                                                -                     -
   Consultation Cost                                                       -                     -
   Swap cost                                                               -                     -
   Others                                                             (32,280)              (15,810)
                                                                           -                     -
                                                                    ---------             ---------
TOTAL OTHER INCOME (EXPENSE) - NET                                    333,628              (622,852)
                                                                    =========             =========
                                                                           -                     -
INCOME BEFORE TAX                                                   1,724,700               590,413
                                                                           -                     -
TAX                                                                        -                     -
   Income Tax - current                                              (120,194)                   -
   Income Tax - deffered                                             (279,151)              147,496
                                                                           -                     -
                                                                    ---------             ---------
NET INCOME                                                          1,325,354               737,909
                                                                    =========             =========

       Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation
                    and Subsidiaries Key Operational Data
                            As of December 31, 2002

     Description                                            YTD - 2001    YTD - 2002     Growth
     -----------                                            ----------    ----------     ------
                                                                1             2         3 = (2-1)/1
                                                             -------       -------      -----------
I D D

Incoming Traffic (thousand minutes)                          365,844       429,357        17.4%

Outgoing Traffic (thousand minutes)                          316,246       289,324        -8.5%

Total Traffic (thousand minutes)                             682,090       718,681         5.4%

I/C Ratio                                                       1.16          1.48

Cellular

Satelindo :
   Prepaid / Mentari (Subscriber)                          1,600,000     2,872,752        79.5%
   Postpaid / Matrix (Subscriber)                            169,000       198,623        17.5%
   Total Subscribers                                       1,769,000     3,071,375        73.6%
   ARPU / Prepaid (Rp)                                       118,000        89,658       -24.0%
   ARPU / Postpaid (Rp)                                      359,000       386,347         7.6%
   ARPU - Blended (Rp)                                       149,000       113,681       -23.7%

IM3 :
   Prepaid / Smart (Subscriber)                              143,000       468,321       227.5%
   Postpaid / Bright (Subscriber)                              5,000        42,955       759.1%
   Total Subscribers (Rp)                                    148,000       511,276       245.5%
   ARPU - Blended (Rp)                                           N/A       102,144          N/A

Total Cellular (Subscriber)                                1,917,000     3,582,651        86.9%

Multimedia, Datacom and Internet

Indosat :
   High Speed Leased Line (number of circuit)                  1,192         1,392        16.8%
   Frame Relay (number of ports)                                 631           642         1.7%
   VSAT (number of circuits)                                      58            77        32.8%
   Internet Dial Up (users)                                   47,000        23,361       -50.3%
   Internet Dedicated (number of circuits)                       434           463         6.7%

Lintasarta :
   High Speed Leased Line (number of links)                    2,347         2,342        -0.2%
   Frame Relay (number of access)                              2,229         3,014        35.2%
   VSAT (number of terminal) - VSAT-NET/IP                       233           475       103.9%
                             - VSAT-LINK                          49            52         6.1%
   Internet Dial Up (users)                                    2,902         2,430       -16.3%
   Internet Dedicated (number of links)                          195           211         8.2%

Satelindo :
   Satellite Transponder Leased                                 20.9          20.9         0.0%

Employee :
   Indosat                                                     2,401         2,373        -1.2%
   Subsidiaries                                                2,430         3,883        59.8%
   Total                                                       4,831         6,256        29.5%


  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Perusahaan Perseroan (Persero) P.T.
                                             Indonesian Satellite Corporation


Date: April 10, 2003                         By: /s/ Widya Purnama
                                             -------------------------------
                                             Name: Widya Purnama
                                             Title: President